

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Hilton H. Howell, Jr.
Vice-Chairman and Chief Executive Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, Georgia 30319

> **Re:** **Gray Television, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 001-13796**

Dear Mr. Howell:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 41

1. We note that during the fiscal year ending December 31, 2011, you expect to incur approximately $59 million in interest on your long-term debt obligations and you also expect your capital expenditures to be between $15 million and $20 million. Please provide a more detailed and quantified (if possible), discussion of whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for at least the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-

term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

2. With respect to your annual incentive plan compensation awards, we note your disclosure that your Management Personnel Committee established performance goals for 2010 for your named executive officers that are based 75% on corporate financial performance and 25% on individual performance. Specifically, we note your disclosure that individual performance objectives for your named executive officers were established and approved by your Management Personnel Committee and were considered a key component of your annual incentive awards made to your named executive officers. Please expand your disclosure to describe the specific individual objectives for each named executive officer that are taken into account when determining your annual incentive compensation awards. Please provide us with proposed disclosure using information from your 2010 proxy statement. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards in 2010, page 36

3. We note that in lieu of providing a Grants of Plan-Based Awards Table, you reference specific charts and a discussion on page 28 related to your annual incentive compensation. However, your disclosure in your proxy materials does not provide the required tabular information pursuant to Item 402(d) of Regulation S-K. Therefore, please revise to provide the information required pursuant to Item 402(d) of Regulation S-K. This includes providing tabular disclosure of each grant of an award made to your named executive officers in your last completed fiscal year under any compensation plan. Provide estimated future payouts for both non-equity and equity incentive plan awards at the threshold, target and maximum levels for each of your named executive officers.

Outstanding Equity Awards at December 31, 2010, page 36

4. Revise to provide your outstanding equity awards information in only one table as required pursuant to Item 402(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Mark L. Hanson, Esq.
        Jones Day